

2-1250 Waverley Street
Winnipeg, Manitoba, Canada R3T 6C6
Phone: 204-487-7412
Fax: 204-488-9823

MEDICURE REPORTS FINANCIAL RESULTS FOR QUARTER ENDED SEPTEMBER 30, 2019

WINNIPEG, CANADA – (November 26, 2019) Medicure Inc. ("**Medicure**" or the "**Company**") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, today reported its results from operations for the quarter ended September 30, 2019.

Quarter Ended September 30, 2019 Highlights:

- Recorded net revenue from the sale of AGGRASTAT® (tirofiban hydrochloride) of $5.3 million during the quarter ended September 30, 2019 compared to $7.0 million for the quarter ended September 30, 2018;

- $35.7 million in cash as at September 30, 2019;

- Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA[1]) for the quarter ended September 30, 2019 was negative $319,000 compared to adjusted EBITDA of $599,000 for the quarter ended September 30, 2018; and

- Net loss for the quarter ended September 30, 2019 was $599,000 compared to net loss of $545,000 for the quarter ended September 30, 2018.

Financial Results

Net revenues for the three months ended September 30, 2019 were $5.5 million compared to $7.4 million for the three months ended September 30, 2018. Net revenues from AGGRASTAT® for the three months ended September 30, 2019 were $5.3 million compared to $7.0 million for the three months ended September 30, 2018. Additionally, ReDS™, contributed $117,000 of net revenue for the three months ended September 30, 2019 and ZYPITAMAG™ contributed $78,000 compared to $326,000 during the three months ended September 30, 2018 following the launch of the product in 2018.

Net revenues for the nine months ended September 30, 2019 were $16.7 million compared to $21.2 million for the nine months ended September 30, 2018. Net revenues from AGGRASTAT® for the nine months ended September 30, 2019 were $16.3 million compared to $20.3 million for the nine months ended September 30, 2018. Additionally, ReDS™ contributed $272,000 and ZYPITAMAG™ contributed $87,000 of net revenue for the nine months ended September 30, 2019. The nine months ended September 30, 2018 contained $932,000 of revenue from ZYPITAMAG™ following the launch of the product in 2018.

The Company continued to experience strong patient market share and strong hospital demand for AGGRASTAT® during the three and nine months ended September 30, 2019, however this was offset by increased price competition that resulted in lower discounted prices for AGGRASTAT® throughout the quarter.

Diversification of revenues remains an important aspect of the Company's focus with Medicure concentrating on the sales and marketing of AGGRASTAT®, growing the sales of ZYPITAMAG™ (pitavastatin) and marketing the ReDS™ system.

Adjusted EBITDA for the three months ended September 30, 2019 was negative $319,000 compared to $599,000 for the three months ended September 30, 2018. The decrease in adjusted EBITDA for the three months ended September 30, 2019 is the result of the lower revenues experienced during the quarter ended September 30, 2019.

Adjusted EBITDA for the nine months ended September 30, 2019 was negative $1.9 million compared to $2.5 million for the nine months ended September 30, 2018. The decrease in adjusted EBITDA for the nine months ended September 30, 2019 is the result of lower revenues experienced during the nine months ended September 30, 2019.

Net loss for the three months ended September 30, 2019 was $599,000 or $0.04 per share. This compares to net loss of $545,000 or $0.03 per share for the three months ended September 30, 2018. Net loss for the three months ended September 30, 2019 is the result of lower revenues experienced during the quarter and a write-down of expiring ZYPITAMAG™ inventory of $578,000 partially offset by a foreign exchange gain relating to an increase in the value of the U.S. dollar experienced during the quarter ended September 30, 2019.

Net loss for the nine months ended September 30, 2019 was $4.3 million or $0.28 per share. This compares to net income of $2.4 million or $0.15 per share for the nine months ended September 30, 2018. Net loss for the nine months ended September 30, 2019 is the result of lower revenues, experienced during the period, a write-down of expiring ZYPITAMAG™ inventory of $578,000 and a foreign exchange loss relating to a decrease in the value of the U.S. dollar experienced during the nine months ended September 30, 2019.

At September 30, 2019, the Company had unrestricted cash totaling $35.7 million compared to $71.9 million of cash and short-term investments as of December 31, 2018. The decrease in cash is primarily due to the investment of U.S. $10 million made in Sensible Medical Innovations Ltd., the acquisition of full ZYPITAMAG™ rights acquired during the third quarter for US$5 million and the purchase of $4.1 million of the Company's common shares under its normal course issuer bid, a significant reduction in the Company's accounts payable and accrued liabilities and a decrease in the value of the U.S. dollar as at September 30, 2019 compared to December 31, 2018. Cash flows used in operating activities for the nine months ended September 30, 2019 totaled $10.9 million.

All amounts referenced herein are in Canadian dollars unless otherwise noted.

Notes

[1] The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as "EBITDA adjusted for non-cash and non-recurring items, including the write-down of inventory". The terms "EBITDA" and "Adjusted EBITDA", as it relates to the three and nine months ended September 30, 2019 and 2018 results prepared using International Financial Reporting Standards ("IFRS"), do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies.

Conference Call Info:

Topic: Medicure's Q3 2019 Results

Call date: Wednesday, November 27, 2019

Time: 7:30 AM Central Time (8:30 AM Eastern Time)

Canada toll-free: 1 (888) 465-5079 Canada toll: 1 (416) 216-4169

United States toll-free: 1 (888) 545-0687

Passcode: 7343307#

Webcast: This conference call will be webcast live over the internet and can be accessed from the Medicure investor relations page at the following link: http://www.medicure.com/investors

You may request international country-specific access information by e-mailing the Company in advance. Management will accept and answer questions related to the financial results and operations during the question-and-answer period at the end of the conference call. A recording of the call will be available following the event at the Company's website.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the U.S. cardiovascular market. The present focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection, ZYPITAMAG™ (pitavastatin) tablets and the ReDS™ device in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma Inc. For more information on Medicure please visit www.medicure.com.

For more information, please contact:
James Kinley
Chief Financial Officer
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
www.medicure.com

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute

"forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2018.

AGGRASTAT® (tirofiban hydrochloride) is a registered trademark of Medicure International Inc.

Condensed Consolidated Interim Statements of Financial Position
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

	September 30, 2019	December 31, 2018
Assets		
Current assets:		
Cash and cash equivalents	$ 35,701	$ 24,139
Short-term investments	-	47,747
Accounts receivable	10,596	10,765
Inventories	8,271	4,239
Prepaid expenses	1,947	2,697
Total current assets	56,515	89,587
Non-current assets:		
Property and equipment	796	316
Intangible assets	16,903	1,705
Holdback receivable	11,561	11,909
Investment in Sensible Medical	5,886	-
Other assets	-	117
Deferred tax assets	123	127
Total non-current assets	35,269	14,174
Total assets	$ 91,784	$ 103,761
Liabilities and Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 10,907	$ 14,377
Current income taxes payable	402	1,058
Current portion of lease obligation	289	-
Current portion of acquisition payable	662	-
Current portion of royalty obligation	1,191	1,496
Total current liabilities	13,451	16,931
Non-current liabilities		
Royalty obligation	1,669	2,035
Lease obligation	162	-
Acquisition payable	1,647	-
Other long-term liabilities	1,165	1,201
Total non-current liabilities	4,643	3,236
Total liabilities	18,094	20,167
Equity:		
Share capital	116,969	122,887
Warrants	1,949	1,949
Contributed surplus	7,891	7,628
Accumulated other comprehensive income	(481)	1,268
Deficit	(52,638)	(50,138)
Total Equity	73,690	83,594
Total liabilities and equity	$ 91,784	$ 103,761

Condensed Consolidated Interim Statements of Net (Loss) Income and Comprehensive (Loss) Income
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

	Three months ended September 30, 2019	Three months ended September 30, 2018	Nine months ended September 30, 2019	Nine months ended September 30, 2018
Revenue, net	$ 5,519	$ 7,350	$ 16,700	$ 21,215
Cost of goods sold	1,496	974	3,887	2,965
Gross profit	4,023	6,376	12,813	18,250
Expenses				
Selling	3,349	3,986	10,796	10,882
General and administrative	1,044	704	2,748	2,786
Research and development	976	1,400	3,078	3,380
	5,369	6,090	16,622	17,048
(Loss) income before the undernoted	(1,346)	286	(3,809)	1,202
Other income:				
Revaluation of holdback receivable	-	67	-	234
Finance costs (income):				
Finance (income) expense, net	(116)	(88)	(488)	(107)
Foreign exchange loss (gain), net	(601)	916	1,093	(1,119)
	(717)	828	605	(1,226)
Net (loss) income before income taxes	(629)	(475)	(4,414)	2,661
Income tax (recovery) expense				
Current	(30)	65	(102)	208
Deferred	-	4	-	43
	(30)	69	(102)	251
Net (loss) income	$ (599)	$ (545)	$ (4,312)	$ 2,410
Other comprehensive (loss) income:				
Item that may be reclassified to profit or loss				
Exchange differences on translation of foreign subsidiaries	195	(650)	(1,293)	1,433
Item that will not be reclassified to profit or loss:				
Revaluation of investment in Sensible Medical at FVOCI	(212)	-	(456)	-
Other comprehensive (loss) income, net of tax	(17)	(650)	(1,749)	1,433
Comprehensive (loss) income	$ (616)	$ (1,195)	$ (6,061)	$ 3,843
(Loss) earnings per share				
Basic	$ (0.04)	$ (0.03)	$ (0.28)	$ 0.15
Diluted	$ (0.04)	$ (0.03)	$ (0.28)	$ 0.14

Condensed Consolidated Interim Statements of Cash Flows
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)

For the nine months ended September 30		2019		2018
Cash (used in) provided by:				
Operating activities:				
Net (loss) income for the period	$	**(4,312)**	$	2,409
Adjustments for:				
Current income tax (recovery) expense		**(102)**		208
Deferred income tax expense		**-**		44
Revaluation of holdback receivable		**-**		(234)
Write-down of inventories		**578**		-
Amortization of property and equipment		**382**		71
Amortization of intangible assets		**667**		130
Share-based compensation		**280**		820
Finance (income) expense, net		**(488)**		(107)
Unrealized foreign exchange loss (gain)		**7**		(1,119)
Change in the following:				
Accounts receivable		**(655)**		657
Inventories		**(4,610)**		(1,260)
Prepaid expenses		**750**		(1,948)
Accounts payable and accrued liabilities		**(3,350)**		6,341
Interest received, net		**1,609**		157
Income taxes paid		**(477)**		(2,041)
Royalties paid		**(1,133)**		(1,166)
Cash flows used in operating activities		**(10,854)**		2,962
Investing activities:				
Investment in Sensible Medical		**(6,337)**		-
Proceeds from Apicore Sale Transaction		**-**		65,235
Redemptions (purchases) of short-term investments		**47,747**		(51,780)
Acquisition of property and equipment		**(186)**		(127)
Acquisition of intangible assets		**(13,660)**		-
Cash flows from investing activities		**27,564**		13,328
Financing activities:				
Repurchase of common shares under normal course issuer bid		**(4,145)**		(1,905)
Exercise of stock options		**20**		322
Cash flows used in financing activities		**(4,125)**		(1,583)
Foreign exchange (loss) gain on cash held in foreign currency		**(1,023)**		262
Increase in cash and cash equivalents		**11,562**		14,969
Cash and cash equivalents, beginning of period		**24,139**		5,260
Cash and cash equivalents, end of period	$	**35,701**	$	20,229